                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          America West Airlines, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 Class B Common Stock, par value $.01 per share
                   Warrants to purchase Class B Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  023650-30-2
                                  023650-20-3
                                  023650-11-2
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Copy to:
                                Martin J. Whalen
                             Senior Vice President
                          America West Airlines, Inc.
                         4000 East Sky Harbor Boulevard
                             Phoenix, Arizona 85034

- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 25, 1994
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/ /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1984 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 023650-11-2                                          PAGE 2 OF 4 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         William A. Franke
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)  [ ]
                         (b)  [x]
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         00
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)                                                [ ]
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         U.S.A.
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               0
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power          4,897,538          (See Item 5)
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          0
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power        0
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         0
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*                                                   [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         0
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         IN
- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 023650-20-3                                          PAGE 3 OF 4 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         William A. Franke
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)  [ ]
                         (b)  [x]
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         00
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)                                           [ ] [  ]
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         U.S.A.
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               125,100
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power          14,501,967          (See Item 5)
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          125,100
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power          0
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         125,000
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*                                                   [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         .29%
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         IN
- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.                                                      PAGE 4 OF 4 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         William A. Franke
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)    [ ]
                         (b)    [x]
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         00
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)                                            [ ] [x]
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         U.S.A.
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               0
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power          1,200,000          (See Item 5)
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          0
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power        0
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         0
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*                                                   [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         0
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         IN
- ----------------------------------------------------------------------------------------------

                        ORIGINAL REPORT ON SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

     The securities to which this statement relates are the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). The principal offices of the Company are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034. Pursuant to a Plan of Reorganization (the "Plan") which was confirmed by the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") on August 10, 1994 and which became effective on August 25, 1994 (the "Effective Date"), the Company has emerged from bankruptcy and is no longer operating as a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed solely as a precautionary measure by, William A. Franke in his capacity as Stockholders' Representative pursuant to a Stockholders' Agreement (described in Item 6 below). Mr. Franke's principal business address is 2525 E. Camelback Road, Suite 800, Phoenix, Arizona 85016-4203. Mr Franke is the chief executive officer of the Company. The principal business of the Company is the passenger airline industry. Its principal address is 4000 E. Sky Harbor Boulevard, Phoenix, Arizona 85034.

     During the last five years, Mr. Franke has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law. Mr. Franke is the chief executive officer of the Company, which is subject to an order of the Securities and Exchange Commission dated May 12, 1994 finding that the Company's annual report on Form 10-K for the year ended December 31, 1990 violated section 13(a) of the Exchange Act and Rule 13a-1 thereunder, and that the Company's Form 10-Q for the first quarter of 1991 violated Section 13(a) of the Exchange Act and 13a-13 thereunder. The order provides that the Company neither admitted nor denied any violation of the securities laws.

     Mr. Franke is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This statement relates to shares held by the parties to a Stockholders' Agreement as described in Item 6 below. Mr Franke is a party to the agreement in his capacity as a Stockholder Representative. Mr. Franke did not purchase any of the shares which are subject to the Stockholders' Agreement.

     Of the 125,100 shares of Class B Common Stock directly owned by Mr. Franke, 125,000 were acquired pursuant to a reorganization success bonus granted to Mr. Franke by the Company. The Bankruptcy Court approved the payment of the bonus on August 24, 1994. The remaining 100 shares were acquired as described in Item 5(c).

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Franke entered into the Stockholders' Agreement in his capacity as a Stockholder Representative. He was appointed as a Stockholder Representative by the previous Board of Directors of the Company. Pursuant to the Stockholders' Agreement, Mr. Franke, as Stockholders' Representative, has agreed, in certain instances which generally relate to the election and removal of members of the Board of Directors of the Company, to recommend to the Independent Directors (as defined therein) that they support certain actions of the Board.

     Mr. Franke received the 125,100 shares of Class B Common owned by him as described in Item 3 above. Mr. Franke intends to retain 125,000 shares of the stock solely for the purpose of investment. He intends to dispose of 100 shares as described in Item 5(c) below. Mr. Franke may make additional purchases of or dispose of the Company's common stock either in the open market or in private transactions depending on the Company's business, prospects and financial condition, the market for the common stock, general economic conditions, money and stock market conditions and other future developments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Mr. Franke has the sole power to vote and dispose of 125,100 shares of Class B Common. These shares are not subject to the Stockholders' Agreement. The Class B Common held by Mr. Franke represents .28% of the 43,925,000 shares of Class B Common Stock currently outstanding.

     (b) As set forth in Item 6, Mr. Franke, in his capacity as Stockholder Representative, has certain understandings and agreements regarding the selection of certain Independent Directors and the recommendation of voting by the Independent Directors on certain matters related to the election and removal of directors with 1) TPG Partners, L.P. a Delaware limited partnership ("TPG"), Continental Airlines, Inc., a Delaware corporation ("Continental") and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"), (TPG, Continental and Mesa are the successors to AmWest Partners, L.P., a Texas limited partnership, ("AmWest")), 2) GPA Group plc, an Irish public limited company ("GPA") and 3) certain Stockholder Representatives (collectively with Mr. Franke, the "Stockholder Representatives"). As a result of these agreements and understandings, each of TPG, GPA, Continental, and Mesa may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the other. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of TPG, GPA, Continental and Mesa is contained in separate Schedules 13D being filed by each of TPG, GPA, Continental Mesa and certain other individuals who signed the Stockholders' Agreement in their capacity as Stockholders' Representatives. Were they deemed to be such a group, such parties would be deemed to beneficially own 1,200,000 shares of the Class A Common, 9,604,429 shares of the Class B Common, and 4,897,538 Warrants. The aggregate amount of Class A Common held by such parties represents 100% of the 1,200,000 shares of Class A Common reported to be outstanding as of August 25, 1994, as reported in the Registration Statement on Form S-1, as amended (No. 33-54243) (the "Form S-1"). The aggregate amount of Class B Common held by such parties represents approximately 21.9% of the 43,925,000 shares of Class B Common currently known to be outstanding as of August 31, 1994. The aggregate amount of Warrants held by such parties represent approximately 47.2% of the 10,384,615 Warrants reported to be outstanding as of August 25, 1994, as reported in the Form S-1. Assuming exercise of the Warrants, the Class B Common and Warrants held by such parties represent approximately 29.7% of the 48,822,538 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     (c) Mr. Franke purchased 100 shares of Class B Common on August 26, 1994 on a when-issued basis as part of the Company's opening day ceremonies during the first day of trading on The New York Stock Exchange. It is Mr. Franke's intent that he will dispose of the 100 shares when issued through a gift to charity.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On August 25, 1994, AmWest, GPA, the Stockholder Representatives and the Company entered into a Stockholders' Agreement (the "Stockholders' Agreement"). This agreement was entered into pursuant to and in connection with the Company's Plan of Reorganization pursuant to Chapter 11 of the U.S. Bankruptcy Code, which plan became effective on August 25, 1994. The following is a brief description of the Stockholders' Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     The Stockholders' Agreement has a term of three years commencing on August 25, 1994 and ending on August 25, 1997. Pursuant to the Stockholders' Agreement, the parties have agreed that the Board of Directors of the Company shall consist of up to 15 members designated as follows: nine members to be designated by AmWest or its designated assignees; three members designated by the Official Creditors' Committee, provided that each such member be reasonably acceptable to AmWest or its designated assignees; one member to be designated by the official Equity Committee, provided that such member be reasonably acceptable to AmWest or its designated assignees; one member to be designated by the previous Board of Directors of the Company, provided that such member be reasonably acceptable to AmWest or its designated assignees; and one member designated by GPA for so long as GPA shall own two percent of the voting equity securities of the Company, provided that such member be reasonably acceptable to AmWest or its designated assignees. The Board of Directors of the Company has been nominated and elected in accordance with these provisions of the Stockholders' Agreement. The parties to the Stockholders' Agreement have agreed to vote, or recommend the voting of, the shares of Class A Common and Class B Common held by each of them in their capacities set forth in the Stockholders' Agreement in a manner such that the provisions of the Stockholders' Agreement will be given effect during its term and in order that both the election and removal of directors will be consistent with its provisions.

     The Stockholders' Agreement also provides that, during its term, the affirmative vote of a majority of the voting power of the outstanding shares of each of the Class A Common and Class B Common entitled to vote (excluding any shares owned by AmWest or any of its affiliates, but not, however, excluding shares owned, controlled or voted by Mesa or any of its transferees or affiliates that are not otherwise affiliates of AmWest) voting as a single class, shall be required to approve, adopt or authorize: (i) any merger or consolidation of the Company with or into AmWest or any affiliate of AmWest,
(ii) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of the Company to AmWest or any affiliate of AmWest, (iii) any transaction a result of which AmWest or any affiliate of AmWest will, as result of the issuance of voting securities of the Company (or securities convertible or exchangeable for such voting securities) acquire an increased percentage of the Company's voting securities, subject to certain exceptions and (iv) any related series or combination of transactions having the same direct or indirect effect as any of the foregoing. In addition, the Stockholders' Agreement obligates AmWest, its partners and affiliates not to (a) sell or otherwise transfer any shares of Class A Common or Class B Common, if, after such transaction, the total number of shares of Class B Common beneficially owned by the transferor is less than twice the number of shares of Class A Common beneficially owned by the transferor (unless such transaction results in the sale or transfer of all of such party's Class A Common and Class B Common); and buy, sell or transfer shares of Class A Common and Class B Common representing 51% or more of the combined voting power of all shares of Common Stock of the Company then outstanding without the consent of the Company, pursuant to an affirmative vote of not less than 75% of its directors and subject to certain enumerated exclusions (including, without limitation, transfers to affiliates and sales in connection with a public offering or tender offer for all shares of Common Stock and for the benefit of all holders of Class B Common on a pro rata basis at the same price and on the same economic terms).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 -- Stockholder's Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

                                                  /s/  WILLIAM A. FRANKE
                                          --------------------------------------
                                                     William A. Fanke